Filed by CBOE Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

The following slide presentation was delivered at a Member Meeting of the Chicago Board Options Exchange, Incorporated held on February 14, 2007:

CBOE Membership Meeting February 14, 2007

CBOE Membership Meeting: President’s Report February 14, 2007

4th Quarter & 2006 Results Quarter Ended YTD (in thousands) 12/31/06 12/31/05 12/31/06 12/31/05 Total Revenues $64,710 $54,251 $257,795 $203,055 Operating Expenses 47,411 48,739 188,129 182,691 Other (Income) Expenses (6,930) (190) (2,877) 471 Income Before Taxes $24,229 $5,702 $72,543 $19,893 Cash and investments $102,819 $65,080 Working Capital $94,564 $59,912 Total Members' Equity $184,339 $140,909 Contracts Per Day 2,788,000 2,108,000 2,684,000 1,855,000 Trans Fees Per Contract $0.265 $0.297 $0.276 $0.306

CBOE Membership Meeting: Demutualization of the Exchange February 14, 2007

 This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.   In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com. In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.   CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE and CBOE Holdings is available in the prospectus/proxy statement.

The Proposed Restructuring. CBOE will be a Delaware for-profit, stock corporation CBOE will be a wholly-owned subsidiary of the CBOE Holdings, Inc., also a Delaware for-profit, stock corporation CBOE memberships will be converted to shares of CBOE Holdings CBOE Holdings will hold all of the stock of CBOE

Reasons for Restructuring Greater flexibility to respond to demands of rapidly changing business environment Create framework which is intended to maximize value of CBOE to its members Create a framework for a possible future public offering Provide ability to access capital markets in ways not available to a non-stock membership corporation Provide ability to pursue opportunities to engage in business combinations and joint ventures Provide a more liquid form of ownership to our members

What do members get in the restructuring? Eligible members will receive shares of Class A common stock in CBOE Holdings Holding’s shares will have traditional features of common stock including voting, dividend and liquidation rights Shares will not be subject to transfer restriction prior to an initial public offering (IPO) except that they must be transferred through the CBOE membership department or its agent If there is an IPO, shares will be subject to a “lock-up” for a period of time after the IPO Access to CBOE will be through trading permits issued by the Exchange

Who is eligible to receive the stock in CBOE Holdings? Owners of memberships; not lessees S-4 Registration Statement assumes that at the time of CBOE’s restructuring, there will no longer be any CBOT members who are eligible to become or remain CBOE exercise members and therefore only the owners of the 930 outstanding CBOE seats will receive stock

IPO and Organized Sales Following restructuring CBOE Holdings board may decide to conduct an IPO Following any IPO shares would be subject to restriction on their transfer, known as a “lock-up” Board may decide to conduct organized sales of stock in conjunction with the expiration of these lock up periods Board may also waive these transfer restrictions prior to their expiration

The Lock-up It is our expectation that shareholders would be allowed to participate as sellers in any IPO Following an IPO additional shares may not be transferred for 180 days Following 180 days, the first one-third of the shares (the A-1 shares) may be transferred Following 360 days, the second one-third of shares (the A-2 shares) may be transferred Following 540 days, the last one-third of shares (the A-3 shares) may be transferred and all restrictions are removed

Access Trading access will be made available through trading permits Trading permits will be leased from CBOE Individuals and firms that are members immediately prior to the restructuring will be entitled to obtain trading permits Former CBOE exercise members will also be eligible to apply for trading permits

Governance Changes... New By-Laws for CBOE Holdings, Inc. CBOE governance documents similar but revised to reflect... Status as for-profit, stock corporation Streamlined board and committees SEC requirements concerning for-profit exchanges Fair representation rights for members in election of board

Board Composition... Both CBOE and CBOE Holdings will have 13 board members; boards are intended to be identical CBOE – five industry directors, seven non-industry, directors, plus the CEO CBOE Holdings – at least two-thirds must meet independence test (the CEO and any other directors who have had an economic relationship with CBOE or CBOE Holdings are not considered independent) Directors will serve two-year, staggered terms No term limits or age limits

Other governance issues Committee structure Chairman and Vice Chairman SEC “fair representation” requirement Ownership and voting limitations

Approvals Required The SEC must approve the proposed changes to the CBOE governance documents and rules The SEC’s Division of Corporate Finance must declare the S-4 effective The SEC must approve CBOE’s interpretation of the impact of CME’s acquisition of the CBOT on the eligibility to become a member of CBOE through the exercise right Membership must approve adoption of the plan for restructuring CBOE and the amendments to the CBOE’s governance documents

Transcript of Comments to Slide Presentation delivered on February 14, 2007.

Slide 3:

1.              A membership circular was posted on our website on Monday which presents a detailed look at our unaudited financial results for the 4th quarter of 2006.  I’d like to hit the highlights of what is included in that circular.

2.              4th quarter results reflect the phenomenal volume that we experienced during the quarter

3.              We averaged over 2.7 million cpd for the quarter compared to 2.1 million cpd for the same quarter in 2005

4.              This volume translated into $64.7 million in gross revenue as compared to $54.3 million one year ago

5.              Expenses were down from $48.7million to $47.4 million in 2006.  Expenses were lower because of a decrease in outside services costs during the quarter

6.              Income before taxes grew from $5.7 million in 2005 to $24.2 million in 2006

7.              I should point out that included in our 4th quarter results is $7.1 million in income related to the favorable resolution of prior litigation

8.              On a year to date basis, CBOE income before taxes now stands at $72.5 million even after deducting $3.7 million for the cost of our staff reductions in the first quarter

9.              In 2005 we reported income before taxes of $19.9 million

10.        Cash and investments now totals over $102.8 million and working capital, which is current assets minus current liabilities, ended the quarter at $94.6 million

11.        In summary, through December 31, revenues are up 27%, and income before taxes is up 265% over the same period last year

Slide 4:

1.              As you know the CBOE, through its subsidiary, CBOE Holdings, filed an S-4 Registration Statement last Friday.

2.              This S-4 represents the first draft of a plan for demutualization of CBOE.  It is the culmination of a thoughtful and disciplined process that was led by a board task force and took into account a lot of factors.

3.              The task force included Jim Boris, as chairman, Eden Martin, Gene Sunshine, Duane Kullberg, Bill Power, as the lessors representative, John Smollen, Jim MacGilvray and Mark Duffy.  They were assisted in their work by our investment bankers, outside legal counsel, Alan Dean, Dick DuFour, Ed Joyce, Joanne Moffic-Silver, Ed Joyce and me.

4.              A number of important decisions were required.  Our guiding principle was to develop a plan to maximize the value of the Exchange to its members as a group, and not for any subset.

5.              The S-4 includes a lot of information. We are here today help you understand it and to hear your concerns. We have also posted a Q&A to the CBOE website.  As additional questions are raised, we will attempt to respond to them through additional Q&A’s and by scheduling additional member meetings.

Slide 6:

A core aspect of the demutualization of CBOE is a series of steps that will convert CBOE memberships into shares of a holding company.  Following the restructuring transaction:

1.               CBOE will be a Delaware for-profit, stock corporation and will be a wholly-owned subsidiary of the CBOE Holdings, Inc., which is also a Delaware for-profit, stock corporation.

2.               CBOE memberships will be converted to shares of CBOE Holdings

3.               CBOE Holdings will hold all of the stock of CBOE, the securities options exchange.

Slide 7:

1.               There are a number of reasons for restructuring.  Some of the principle reasons are:

•                  To provide CBOE greater flexibility to respond to demands of rapidly changing business environment

•                  To create framework which is intended to maximize the value of CBOE to its members

•                  To create a framework for a possible future public offering

•                  To provide CBOE the ability to access capital markets in ways not available to a non-stock membership corporation

•                  To provide CBOE the ability to pursue opportunities to engage in business combinations and joint ventures, and

•                  To provide our member-owners with a more liquid investment

2.               There are a number of potential outcomes of CBOE’s restructuring, including an IPO.  The board is aware that many members would like to see an IPO, but it is important to note that other outcomes are also possible.

3.               Approval of the restructuring by the membership will change our structure such that the board of CBOE Holdings, Inc. could approve an IPO if they deemed it to be in the best interest of shareholders

 Slide 8:

In the proposed restructuring transaction:

•                  The memberships of eligible members will be converted into  Class A common stock in CBOE Holdings.  The shares received will consist of equal amounts of three series of stock: A-1, A-2 and A-3.

•                  The shares received will have the traditional features of common stock including voting, dividend and liquidation rights.

•                  Following the restructuring transaction, an owner of shares will be free to sell any or all of his shares.  Shares must be transferred through the CBOE membership department or an outside agent to be designated by CBOE.  It is intended that this will function in much the same way as the seat market does today.

•                  If there is an IPO, it is our expectation that shareholders will have an opportunity to participate as sellers.  Following an IPO, each series of shares will be subject to lock-up restrictions for a period of time.

•                  Once CBOE has restructured, trading access to CBOE will be through trading permits, which will be issued by the Exchange.

Slide 9:

1.               The stock in CBOE Holdings will be issued to the owners of memberships, not to lessees.

2.               At the time of the restructuring, it is our assumption that only the owners of the 930 outstanding seats will be members eligible to receive shares.

3.               We have made this assumption based on two expectations:

•                  The CME acquisition of the CBOT will have closed

•                  The SEC will have approved CBOE’s rule filing regarding our interpretation of the impact of the CME/CBOT transaction on whether anyone will continue to qualify to be a CBOE member pursuant to the exercise right

Slide 10:

1.              Following the restructuring, the board of CBOE Holdings will have the ability to conduct an initial public offering.  No specific decisions have been made with respect to if or when an IPO would occur, or what its terms would be.

2.              If there were an IPO, it is our expectation that shareholders who wished to sell shares in the IPO would be allowed to do so.

3.              In connection with an IPO, shares not sold by owners in the IPO would be subject to temporary restrictions on their sale or transfer, known as a “lock-up.”   This is standard practice in IPOs and is intended to avoid the negative impact on the market price of a stock if a large quantity of shares were sold into the market shortly after an IPO.  (I’ll go over these in a moment.)

4.              In addition, the board  may conduct organized sales of the CBOE Holdings stock that  members receives in the restructuring.  These organized sales, if any, would be conducted in conjunction with the expiration of one or more of the lock-up periods.  For example, both the CME and the NYSE did this.  This is sometimes called an organized secondary offering.

5.              The board also will have the authority to waive the transfer restrictions prior to their expiration.

Slide 11:

1.               It is our expectation that shareholders would be allowed to participate as sellers in any IPO.  Under the lock-up provisions, shares received in the demutualization and not otherwise sold in the IPO, cannot be sold or otherwise transferred for a period of time.

2.               Each of the three series of stock has a different restriction.

•                  For the first  180 days, no shares may be sold or transferred

•                  Following 180 days, the first one-third of the shares (the A-1 shares) may be transferred

•                  Following 360 days, the second one-third of shares (the A-2 shares) may be transferred

•                  Following 540 days, the last one-third of shares (the A-3 shares) may be transferred and all transfer restrictions are removed

3.               Once the restrictions have expired on any given series of shares, those shares become freely tradable and are converted into common stock of CBOE Holdings.

4.               In conjunction with the expiration of the restrictions on a series of shares, the board may also hold an organized sale of the shares.  This is typically done when a board believes it is necessary to bring the additional shares into the public market in an organized fashion.

5.               The board may also waive these restrictions if it determines it is in the best interest of shareholders to do so.

Slide12:

1.               Following the restructuring, trading access will be through trading permits, which will be leased from CBOE

2.               Individuals and firms that are members immediately prior to the restructuring will be able to apply for these trading permits in advance and will be given priority.

3.               Persons who were CBOE exercise members as of December 11, 2006 will also be eligible to apply for trading permits.

4.               There were a number of alternatives here, and this decision was made after careful consideration of the pros and cons.  The board strove to look at the impact on the entire membership.  It recognized that some members would be affected by this more than others.  The objective is to maximize the total value for all owners.

5.               It was the opinion of both our investment bankers and the board of directors that  bringing the revenue associated with access into the Exchange would create greater long term value for the owners.  This is the same approach taken by the NYSE.

6.               Members should make their own evaluation of the economics of potential lease income versus the market value that lease income may create using different assumptions regarding market p/e multiples.

7.               You should also be aware that the demutualization provides you with choices.  Following  the restructuring, a member who needs cash can sell a portion of their equity – something that was not previously possible.

Slide 13:

1.               As you know, much has been done to streamline the committee structure and decision making process over the past couple of years, and we are carrying the existing structure forward but with certain modifications required by the SEC

2.               As a new entity, CBOE Holdings will have its own certificate of incorporation and bylaws.

3.               CBOE’s governance structure will be similar to today but revised to reflect:

•                  CBOE’s status as for-profit, stock corporation

•                  A streamlined board and committee structure

•                  SEC requirements concerning for-profit exchanges

•                  “Fair representation rights” for members in the election of board

4.               I’ll touch on the highlights of some of these.

Slide 14:

1.               The boards of both CBOE and CBOE Holdings will each have 13 directors and are intended to be identical

2.               The SEC requires that a majority of the directors of CBOE, as a for-profit exchange, be non-industry.  An industry director is generally defined as a broker or dealer - either an individual or employee of an organization - that has access rights to the Exchange and is subject to regulation by the Exchange

3.               CBOE Holdings, as a public company, will be subject to Sarbanes-Oxley and — potentially — exchange listing standards.  These impose an independence test on directors.  At least two-thirds of the directors of CBOE Holdings must meet this independence test.

4.               The test for independence is different than the “industry” test and has more to do with economic relationships, such as employees or consultants.  Therefore, some industry directors can be categorized as independent and others cannot.  For example, the CBOE vice-chairman would not be considered independent because he receives compensation from the exchange.

5.               Both boards of directors will have two-year, staggered terms; there will not be any term limits or age limits

Slide 15:

1.               Committee structure:  CBOE Holdings and CBOE each will have several standard board committees, including an Executive Committee, an Audit Committee, a Compensation Committee and a Governance &  Nominating Committee.  In addition, CBOE will have a Regulatory Oversight Committee and a Trading Advisory Committee.  The Trading Advisory Committee will replace the existing Floor Directors Committee.

2.               Chairman and Vice Chairman:  The Chairman and CEO of CBOE may be the same person.  The Vice Chairman of CBOE will be elected by the board from among the industry directors.  The Chairman and CEO of CBOE Holdings may be the same person.  There is no Vice Chairman of CBOE Holdings.

3.               Fair Representation:  The SEC requires that at least 20% of the directors of CBOE be selected by the holders of the trading permits.  Therefore, the industry directors on the Nominating & Governance Committee will propose these fair representation candidates.  Members may petition to nominate alternative candidates.  If there are petition candidates then a member vote will determines who will be the slated candidate.

4.               Ownership & Voting Limitations: No person or entity may own or vote more than 10% of CBOE Holdings.  If there is an IPO this number will increase to 20%.

Slide 16:

In order for the the actual restructuring to be implemented a number of approvals are required:

1.               The SEC must approve the proposed changes to the CBOE governance documents and rules.

2.               The SEC’s Division of Corporate Finance must declare the S-4 Registration Statement effective.

3.               The SEC must approve our interpretation regarding the impact of the CME’s acquisition of the CBOT.  That interpretation is that following the closing of the CME/CBOT transaction there will no longer be any CBOT members who qualify to become or remain exercise members of CBOE.

4.               I should tell you that we are very comfortable with our position on this issue and are pleased to see that the SEC has notice our rule filing for public comment.

5.               Finally, the membership must approve adoption of the plan for restructuring CBOE and the amendments to the CBOE’s governance documents.  The vote will take place once these other elements are in place.  Adoption of the plan requires the approval of an absolute majority of the membership.

6.               Questions?